 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Warnock, David L. (Last) (First) (Middle) c/o Cahill, Warnock & Company, LLC One South Street, Suite 2150 (Street) Baltimore, MD 21202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Occupational Health + Rehabilitation Inc OHRI.OB, OTC BB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/24/2003		J(1)		770,871	A	$3.00	770,871	I (2)	By Limited Partnership
Common Stock	03/24/2003		J(1)		42,713	A	$3.00	42,713	I (3)	By Limited Partnership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series A Convertible Preferred Stock		03/24/2003		J(1)			(4)	Immediately		Common	679,042	(6)	0	I (2)	(7)
Series A Preferred Stock		03/24/2003		J(1)			(5)	Immediately		Common	37,625	(6)	0	I (3)	(7)

Explanation of Responses:

(1) Occupational Health + Rehabilitation Inc ("OHRI") repurchased the shares of its outstanding Series A Convertible Preferred Stock and repaid the accrued dividends thereon in exchange for shares of its Common Stock, promissory notes and cash.
(2) Indicates shares held by Cahill, Warnock Strategic Partners Fund, L.P. (the "Fund"). Reporting Person is the Fund's sole general partner. The Reporting Person disclaims beneficial ownership of all shares held by the Fund, except with respect to its pecuniary interest therein, if any.
(3) Indicates shares held by Strategic Associates, L.P. Reporting Person is the sole general partner of Strategic Associates, L.P. Reporting Person disclaims beneficial ownership of all shares held by Strategic Associates, L.P., except with respect to its pecuniary interest therein, if any.
(4) 679,042 shares of Series A Convertible Preferred Stock.
(5) 37,625 shares of Series A Convertible Preferred Stock.
(6) The shares of Series A Convertible Preferred Stock including the accrued dividends thereon were repurchased by OHRI for cash, promissory notes and Common Stock. The cash paid by OHRI was equal to $6.00 per share for 25% of the outstanding shares of Series A Convertible Preferred Stock and paid $3.00 per share for the accrued dividends. OHRI repurchased 25% of the outstanding shares of the Series A Convertible Preferred Stock and repaid the accrued dividends thereon by issuing promissory notes for the aggregate principal amount of $2,699,740.35. OHRI issued two shares of Common Stock for each outstanding share of Series A Convertible Preferred Stock at a price of $3.00 per share of Common Stock and 50% of the accrued dividends on the outstanding shares of Series A Convertible Preferred Stock repurchased with Common Stock were repaid by issuing shares of Common Stock at a price of $3.00 per share.
(7) By Limited Partnership

By:	Date:
/s/ Donald W. Hughes, Attorney-in-fact	03/26/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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